Exhibit 17.1

RESIGNATION LETTER

September 18, 2010

To the Shareholders and Board of Directors of
Shentang International, Inc.

Gentlemen:

             This letter shall serve as notice that as of the date hereof, I hereby resign from my position as Director of the Board of Shentang International, Inc. (the “Corporation”). My resignation is mainly due to other engagements.

Sincerely,

Shaoping Lu